Free Writing Prospectus Pursuant to Rule 433
Registration No. 333-178272
November 3, 2014
Term Sheet for Designated Securities
of Aetna Inc. (the “Issuer”)

$750,000,000 3.500% Senior Notes due 2024
Expected Ratings (Moody’s/S&P/Fitch):	Baa2/A/A-(1) (Stable/Stable/Stable)
Note Type:	Senior Notes
Legal Format:	SEC Registered
Principal Amount:	$750,000,000
Trade Date:	November 3, 2014
Settlement Date (T+5 Days):	November 10, 2014
Maturity Date:	November 15, 2024
Coupon:	3.500%
Interest Payment Frequency:	Semi-annual
Interest Payment Dates:	May 15 and November 15
First Interest Payment Date:	May 15, 2015
Day Count:	30/360
Pricing Benchmark:	2.375% due August 15, 2024
Benchmark Spot:	100-07
Benchmark Yield:	2.350%
Reoffer Spread to Benchmark Treasury:	120 basis points
Reoffer Yield:	3.550%
Price to Public / Reoffer Price:	99.581%
Underwriting Fees:	0.650%
Use of Proceeds:	The net proceeds are expected to be used (i) to redeem all of the Issuer’s outstanding 6.50% Senior Notes due 2018 and (ii) for general corporate purposes.
Optional Redemption:
At any time prior to August 15, 2024, at the greater of 100% of the principal amount of the notes or at a make whole using a discount rate of Treasury plus 20 basis points.

On or after August 15, 2024, redeemable at par.

$750,000,000 3.500% Senior Notes due 2024
CUSIP Number:	00817Y AQ1
ISIN Number:	US00817YAQ17
Minimum Denomination:	$2,000 and multiples of $1,000 in excess thereof
Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC
Senior Co-Managers:
U.S. Bancorp Investments, Inc.
Credit Suisse Securities (USA) LLC
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated
Mitsubishi UFJ Securities (USA), Inc.
Morgan Stanley & Co. LLC
RBS Securities Inc.
SunTrust Robinson Humphrey, Inc.
UBS Securities LLC

Co-Managers:	BNY Mellon Capital Markets, LLC Fifth Third Securities, Inc. HSBC Securities (USA), Inc. PNC Capital Markets LLC

We expect that delivery of the notes will be made against payment therefor on or about November 10, 2014, which will be the fifth business day following the date of pricing of the notes (such settlement cycle being herein referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing or the next succeeding business day should consult their own advisor.

(1)
The security ratings above are not a recommendation to buy, sell or hold the securities. The ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each of the security ratings above should be evaluated independently of any other security rating.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, copies of the prospectus and the prospectus supplement may be obtained from Barclays Capital Inc. by calling 1-888-603-5847 or by emailing barclaysprospectus@broadridge.com, Citigroup Global Markets Inc. by calling 1-800-831-9146, J.P. Morgan Securities LLC by calling +1 (212) 834-4533 (collect) or Wells Fargo Securities, LLC by calling 1-800-645-3751.